Exhibit 23.2

Consent of Independent Public Accountants

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 24, 2009, relating to the consolidated financial statements and financial statement schedule of Communications Systems, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the January 1, 2007 adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109) appearing in the Annual Report on Form 10-K of Communications Systems, Inc. and subsidiaries for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, MN

August 14, 2009